UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: February 20, 2008

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

20-2-07

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES 2007 FOURTH QUARTER
AND FULL YEAR RESULTS

Sequential growth in revenues and profitability

MIGDAL HAEMEK, Israel – February 20, 2008 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced results for the fourth quarter and year ended December 31, 2007.

The Company reported revenues for the fourth quarter of 2007 of $21.0 million, equivalent to the $21.0 million reported in the fourth quarter of 2006, and an increase of 4% sequentially from $20.1 million in the third quarter of 2007.

Gross profit margin for the fourth quarter of 2007 was 43.7%, as compared to 44.5% for the fourth quarter of 2006, and 37.6% for the third quarter of 2007.

Income before tax for the fourth quarter of 2007 was $0.2 million. This compares to a loss before tax of $2.5 million in the fourth quarter of 2006. For the previous quarter in 2007, income before tax was $0.2 million.

Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), was effective for the Company, for the first time, in fiscal year 2007.  The Company has not yet completed a thorough review of the application of FIN 48 as it relates to its subsidiaries abroad for the determination of its effects, if any, on its results of operations and financial position. The Company will, if necessary, issue a supplemental press release following the completion of its analysis of the effects of FIN 48 to report any material adjustment to its net loss and loss per share for the year ended December 31, 2007.

Net income (without impact of FIN 48 review) for the fourth quarter of 2007 was $0.3 million, or $0.01 per diluted share. This compares to a net loss of $2.2 million, or $0.07 per diluted share, in the fourth quarter of 2006. For the previous quarter in 2007, net income (without impact of FIN 48 review) was $87 thousand, or $0.00 per diluted share.

The Company reported a positive operating cash flow of $2.7 million in the fourth quarter.

Revenues for the year ended December 31, 2007, were $71.0 million, a decrease of 29% from $100.1 million reported for the year ended December 31, 2006. Gross profit margin for 2007 was 40.9%, compared to 51.6% in 2006. Net loss (without impact of FIN 48 review) for the year ended December 31, 2007 was $7.5 million, or $0.25 per diluted share, compared to a net income of $11.6 million, or $0.39 per diluted share, for the year ended December 31, 2006.

“The fourth quarter continued and built on the positive trend that we resumed in the third quarter. We are very pleased to present much improved margins and a positive cash flow,” commented Rafi Amit, Camtek’s CEO. “We are seeing an increase in demand for our systems for the semiconductor manufacturing and packaging industry, and we believe this is very sustainable going forward. Our sales to the PCB industry have remained solid throughout the second half of the year, and we see it as indicative of the warm acceptance of our new generation of products as well as the strengthening of our competitive position in this market.”

Mr. Amit continued, “In line with our long-term strategy, we are maintaining our on-going R&D investment in continually enhancing our products to deliver increasing value to our customers. In 2007 we enhanced the Falcon line with even higher throughput and detection ability and introduced a new generation of AOI and Verification systems to the PCB market. In 2008, we plan to introduce additional products and expand our market coverage.”

Mr. Amit concluded, “Assuming that the stream of incoming orders from the semiconductors and PCB industries remains in its current course, we expect revenues for the first quarter of 2008 to come at a similar level to that we reported today.”

Camtek will host a conference call today, February 20, at 9:00am ET. Rafi Amit, Chief Executive Officer, and Ronit Dulberg, Chief Financial Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek fourth quarter 2007 results conference call”.

US toll free:	1 888 935 4577	at 9:00 a.m. Eastern Time
Israel toll free:	1 809 246 002	at 4:00 p.m. Israel Time
International:	+1 718 354 1389

For those unable to participate, the teleconference will be available for replay on Camtek’s website www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

Contact Details

CAMTEK	IR INTERNATIONAL
Ronit Dulberg, CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050776	info@gkir.com
ronitd@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Consolidated Balance Sheets

(in thousands, except share data)

	December	December
	2007	2006
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	18,601	23,358
Marketable securities	1,395	2,099
Accounts receivable, net	23,500	29,434
Inventories	34,243	41,414
Due from affiliates	251	180
Other current assets	2,623	2,372
Deferred tax	65	65

Total current assets	80,678	98,922

Fixed assets, net	15,325	10,729

Marketable securities	1,075	-
Deferred tax	380	369
Other assets	993	786

	2,448	1,155

Total assets	98,451	110,806

LIABILITIES
CURRENT LIABILITIES
Accounts payable -trade	7,960	11,801
Due to affiliates	866	814
Other current liabilities	11,233	12,831

Total current liabilities	20,059	25,446
Convertible loan	5,000	5,000
Liability for employee severance benefits	268	222

Total liabilities	25,327	30,668

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,145,334 in 2007 and 31,052,474 in 2006, outstanding
30,133,715 in 2007 and 30,040,855 in 2006.	132	132
Additional paid-in capital	59,878	59,420
Accumulated other comprehensive loss
Unrealized loss on marketable securities	-	(1)
Retained earnings	14,107	21,580

	74,117	81,131
Treasury stock, at cost (1,011,619 shares in 2007 and 2006)	(993)	(993)

Total shareholders' equity	73,124	80,138

Total liabilities and shareholders' equity	98,451	110,806

Note: Without impact of FIN 48 review

Consolidated Statements of Operations

(in thousands, except share data)

	Three Months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
	U.S. dollars		U.S. dollars

Revenues	21,028	21,006	70,969	100,055
Cost of revenues	11,841	11,666	41,940	48,442

Gross profit	9,187	9,340	29,029	51,613

Research and development costs	2,963	3,662	12,111	11,831
Selling, general and administrative expenses	6,098	8,120	24,119	27,850

	9,061	11,782	36,230	39,681

Operating income (loss)	126	(2,442)	(7,201)	11,932

Financial income (expenses), net	66	(115)	(128)	(288)

Income (loss) before income taxes	192	(2,557)	(7,329)	11,644

Income tax	55	333	(144)	(41)

Net income (loss)	247	(2,224)	(7,473)	11,603

Net income (loss) per ordinary share:

Basic	0.01	(0.07)	(0.25)	0.40

Diluted	0.01	(0.07)	(0.25)	0.39

Weighted average number of ordinary
shares outstanding:

Basic	30,212	30,200	30,145	29,176

Diluted	30,212	30,200	30,145	29,553

Note: Without impact of FIN 48 review